EXHIBIT 12.01

RATIO OF EARNINGS TO FIXED CHARGES

     Earnings Before Taxes                                     $(11,575,352)
                                                                 ==========
     FIXED CHARGES:
          Interest Expense                                     $  9,812,130
          Amortization of Deferred Loan Costs                       849,808

          Rental Expense year ended June 30, 1996 $1,499,029
          Divided By:  3                                    3
                                                                    499,676

               Total Fixed Charges                               11,161,614
                                                                 ==========
          Earnings                                             $   (413,738)

          Ratio of Earnings to Fixed Charges                          (0.04)